Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923

**Subject to Completion. Dated January 4, 2013.**

Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Underlying Supplement No. 1-I dated November 14, 2011 and the Product Supplement No. 4-I dated November 14, 2011 — No.

# JPMorgan Chase & Co.

Medium-Term Notes, Series E

$

## Capped Buffered Enhanced Participation Equity Notes due 2014
### (Linked to the iShares® MSCI Emerging Markets Index Fund)

**The notes will not bear interest.** The amount that you will be paid on your notes on the stated maturity date (April 11, 2014, subject to adjustment) is based on the performance of the iShares® MSCI Emerging Markets Index Fund (which we refer to as the fund) as measured from the trade date (on or about January 8, 2013) to and including the determination date (April 8, 2014, subject to adjustment). **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**

On the stated maturity date, for each $1,000 principal amount note:

- if the fund return is *positive*, you will receive an amount in cash equal to the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) 3 *times* (c) the fund return, subject to the maximum settlement amount;
- if the fund return is *zero* or *negative* but *not below* -10.00%, you will receive an amount in cash equal to $1,000; or
- if the fund return is *negative* and is *below* -10.00%, you will receive an amount in cash *equal to* the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) approximately 1.1111 *times* (c) the sum of the fund return *plus* 10.00%. You will receive less than $1,000.

**The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the fund on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 10.00% between the initial fund level and the final fund level will reduce the payment you will receive, if any, on the stated maturity date below the principal amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 principal amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,123.00 and $1,165.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.**

*Your investment in the notes involves certain risks. We encourage you to read "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Factors" on page PS-10 of this pricing supplement so that you may better understand those risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by J.P. Morgan Securities LLC, which we refer to as JPMS, and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which JPMS would initially buy or sell notes (if JPMS makes a market) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using those pricing models. We expect that the amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through April 15, 2013.*

**Original issue date (settlement date):** on or about January 15, 2013
**Original issue price:** 100% of the principal amount
**Underwriting commission/discount:** 0%
**Net proceeds to the issuer:** 100% of the principal amount

JPMS, acting as agent for JPMorgan Chase & Co., will not receive a commission and will sell the notes to an unaffiliated dealer at 100% of the principal amount. The unaffiliated dealer will forgo any selling concessions related to the sale of these notes. The original issue price includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. In no event will the compensation received by JPMS, which reflects the profit our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes, exceed 0.40% of the principal amount. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

**Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.**

**The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.**

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. *Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.*

## SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Key Terms

To determine your payment at maturity, the calculation agent will first calculate the percentage increase or decrease in the final fund level (determined on the determination date, subject to adjustment) from the initial fund level (set on the trade date and will be the closing level of the fund on the trade date *divided* by the share adjustment factor), which we refer to as the fund return. The fund return may reflect a positive return (based on any increase in the fund level from the trade date to and including the determination date) or a negative return (based on any decrease in the fund level from the trade date to and including the determination date).

**Issuer:** JPMorgan Chase & Co.

**Fund:** the iShares® MSCI Emerging Markets Index Fund (Bloomberg symbol, "EEM UP Equity")

**Underlying index:** the MSCI Emerging Markets Index, as maintained by MSCI Inc. ("MSCI")

**Principal amount:** each note will have a principal amount of $1,000; $             in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

**Purchase at amount other than principal amount:** the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount. Also, the stated threshold level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap level would be triggered at a lower percentage return than indicated below, relative to your initial investment.  See "Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected" beginning on page PS-11 of this pricing supplement.

**Payment on the stated maturity date:** for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

- if the final fund level is *greater than* or *equal to* the cap level (set on the trade date, expected to be between 104.10% and 105.50% of the initial fund level), the maximum settlement amount (set on the trade date, expected to be between $1,123.00 and $1,165.00);

- if the final fund level is *greater than* the initial fund level but *less than* the cap level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the upside leverage factor of 3 *times* (c) the fund return;

- if the final fund level is *equal to* or *less than* the initial fund level but *greater than* or *equal to* 90.00% of the initial fund level (*i.e.*, the threshold level), $1,000; or

- if the final fund level is *less than* the threshold level, the *sum* of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the downside leverage factor of approximately 1.1111 *times* (c) the sum of the fund return *plus* the buffer amount of 10.00%. You will receive less than $1,000.

**Initial fund level (to be set on the trade date and will be the closing level of the fund on the trade date *divided* by the share adjustment factor):** $             *divided* by the share adjustment factor.  The accompanying product supplement refers to the initial fund level as the "Initial Share Price."

**Share adjustment factor:** set initially at 1.0 on the trade date and subject to adjustment upon the occurrence of certain events affecting the fund.  See "General Terms of Notes — Additional Fund Provisions — A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information.

**Final fund level:** the closing level of the fund on the determination date.  In certain circumstances, the closing level of the fund will be based on the alternative calculation of the fund described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" beginning on page PS-18 of the accompanying product supplement or "General Terms of Notes — Additional Fund Provisions — B. Discontinuation of a Fund; Alternate Calculation of Closing Price and Trading Price" beginning on page PS-70 of the accompanying product supplement. The accompanying product supplement refers to the final fund level as the "Final Share Price."

**Fund return:** the *quotient* of (i) the final fund level *minus* the initial fund level *divided* by (ii) the initial fund level, expressed as a percentage

**Upside leverage factor:** 3

**Cap level (to be set on the trade date):** expected to be between 104.10% and 105.50% of the initial fund level

**Maximum settlement amount (to be set on the trade date):** expected to be between $1,123.00 and $1,165.00

**Threshold level:** 90.00% of the initial fund level

**Buffer amount:** 10.00%

**Downside leverage factor:** the *quotient* of the initial fund level *divided* by the threshold level, which equals approximately 1.1111

**Trade date:** on or about January 8, 2013

**Original issue date (settlement date):** on or about January 15, 2013

**Determination date:** April 8, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" beginning on page PS-18 of the accompanying product supplement

**Stated maturity date:** April 11, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity — D. Other Terms" on page PS-16 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the "maturity date."

**No interest:** The offered notes will not bear interest.

**No listing:** The offered notes will not be listed on any securities exchange or interdealer quotation system.

**No redemption:** The offered notes will not be subject to redemption right or price dependent redemption right.

**Closing level:** as described under "Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 3. The Price of a Fund" on page PS-15 of the accompanying product supplement.  The accompanying product supplement refers to the closing level as the "closing price."

**Business day:** as described under "Description of Notes — Payment at Maturity — D. Other Terms" on page PS-16 of the accompanying product supplement

**Trading day:** as described under "Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 3. The Price of a Fund" on page PS-15  of the accompanying product supplement

**Use of proceeds and hedging:** as described under "Use of Proceeds and Hedging" on page PS-48 of the accompanying product supplement no. 4-I

**Tax treatment:** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the "constructive ownership" rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. The notes could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and

an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term.  Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the possible alternative treatments and the issues presented by this notice.

### Non-U.S. Holders - Additional tax consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required.  Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations.  If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

**ERISA:** as described under "Benefit Plan Investor Considerations" beginning on page PS-86 of the accompanying product supplement no. 4-I

**Supplemental plan of distribution:** as described under "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I; we estimate that our share of the total offering expenses, excluding the profit our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes, will be approximately $            .

We expect to deliver the notes against payment therefor in New York, New York on or about January 15, 2013, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

**Calculation agent:** JPMS

**CUSIP no.:** 48126DRV3

**ISIN no.:** US48126DRV37

**FDIC:** the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

## Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, (a) the reference to "business day" used in the first paragraph under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in accompanying product supplement will be deemed to refer to "trading day" and (b) all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

| Product Supplement Defined Term | Pricing Supplement Defined Term |
|---|---|
| Initial Share Price | initial fund level |
| Final Share Price | final fund level |
| closing price | closing level |
| pricing date | trade date |
| maturity date | stated maturity date |
| term sheet | preliminary pricing supplement |

In addition, the following terms used in this pricing supplement are not defined with respect to Capped Buffered Enhanced Participation Equity Notes in the accompanying product supplement: upside leverage factor, maximum settlement amount, threshold level, cap level, buffer amount and downside leverage factor.  Accordingly, please refer to "Key Terms" beginning on page PS-2 of this pricing supplement for the definitions of these terms.

# HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical fund levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final fund levels that are entirely hypothetical; no one can predict what the fund level will be on any day throughout the term of your notes, and no one can predict what the final fund level will be on the determination date. The fund has been highly volatile in the past — meaning that the fund level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the fund and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by JPMS and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see "Risk Factors — Risks Relating to the Notes Generally — Secondary Trading May Be Limited" on page PS-27 of the accompanying product supplement no. 4-I, "Selected Risk Factors — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Original Issue Price" on page PS-11 of this pricing supplement and "Selected Risk Factors — Lack of Liquidity" on page PS-13 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

| Key Terms and Assumptions | |
| --- | --- |
| Principal amount | $1,000 |
| Upside leverage factor | 3 |
| Cap level | 104.10% of the initial fund level |
| Maximum settlement amount | $1,123.00 |
| Threshold level | 90.00% of the initial fund level |
| Downside leverage factor | approximately 1.1111 |
| Buffer amount | 10.00% |
| Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date | |
| During the term of the notes, the fund is not delisted, liquidated or otherwise terminated, the fund and the underlying index have not been changed in a material respect and the fund has not been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the fund had those changes or modifications not been made | |
| Notes purchased on original issue date at the principal amount and held to the stated maturity date | |

Moreover, we have not yet set the initial fund level that will serve as the baseline for determining the fund return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial fund level may differ substantially from the fund level prior to the trade date.

For these reasons, the actual performance of the fund over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical fund levels shown elsewhere in this pricing supplement. For information about the historical levels of the fund during recent periods, see "The Fund — Historical High, Low and Closing Levels of the Fund" below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the fund between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the fund stocks.

The levels in the left column of the table below represent hypothetical final fund levels and are expressed as percentages of the initial fund level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final fund level (expressed as a percentage of the initial fund level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment of maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final fund level (expressed as a percentage of the initial fund level) and the assumptions noted above.

| Hypothetical Final Fund Level (as Percentage of Initial Fund Level) | Hypothetical Payment at Maturity (as Percentage of Principal Amount) |
|---|---|
| 150.000% | 112.300% |
| 140.000% | 112.300% |
| 130.000% | 112.300% |
| 120.000% | 112.300% |
| **110.000%** | **112.300%** |
| 105.000% | 112.300% |
| **104.100%** | **112.300%** |
| 102.500% | 107.500% |
| **100.000%** | **100.000%** |
| 95.000% | 100.000% |
| **90.000%** | **100.000%** |
| **80.000%** | **88.889%** |
| 75.000% | 83.333% |
| 50.000% | 55.556% |
| 25.000% | 27.778% |
| **0.000%** | **0.000%** |

If, for example, the final fund level were determined to be 25.000% of the initial fund level, the payment that we would deliver on your notes at maturity would be approximately 27.778% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final fund level were determined to be 150.000% of the initial fund level, the payment that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 112.300% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final fund level over 104.100% of the initial fund level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final fund level (expressed as a percentage of the initial fund level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final fund level (expressed as a percentage of the initial fund level) of less than 90.000% (the section left of the 90.000%

marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final fund level (expressed as a percentage of the initial fund level) of greater than or equal to 104.100% (the section right of the 104.100% marker on the horizontal axis) would result in a capped return on your investment.



The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the fund that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Selected Risk Factors — Many Economic and Market Factors Will Impact the Value of the Notes" on page PS-13 of this pricing supplement.

The hypothetical returns on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

*We cannot predict the actual final fund level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the fund level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial fund level, cap level and maximum settlement amount we will set on the trade date and the actual final fund level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.*

## SELECTED RISK FACTORS

*An investment in your notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund stocks, i.e., the stocks held by the fund to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.*

### You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the fund and will depend on whether, and the extent to which, the fund return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the final fund level is less than the initial fund level by more than 10%. For every 1% that the final fund level is less than the initial fund level by more than 10%, you will lose an amount equal to approximately 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

### Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final fund level is greater than the initial fund level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the fund, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the fund. The maximum settlement amount will be set on the trade date and is expected to be between $1,123.00 and $1,165.00 (set on the trade date).

### The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

### Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" beginning on page PS-21 of the accompanying product supplement no. 4-I for additional information about these risks.

**Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Original Issue Price**

The original issue price for your notes, the price at which JPMS would initially buy or sell your notes (if JPMS makes a market, which it is under no obligation to do) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We expect that the amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through April 15, 2013. After April 15, 2013, we expect that the price at which JPMS would buy or sell notes will reflect the value determined by reference to the pricing models, plus JPMS's customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If JPMS makes a market in the notes, the price quoted by JPMS would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that JPMS makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that the unaffiliated dealer will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by JPMS.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by JPMS. You should read "— Many Economic and Market Factors Will Impact the Value of the Notes" on page PS-13 of this pricing supplement.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that JPMS or any other party will be willing to purchase your notes and, in this regard, JPMS is not obligated to make a market in the notes. See "— Lack of Liquidity" on page PS-13 of this pricing supplement.

**We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price**

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

**If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected**

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount. In addition, the impact of the threshold level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount. Similarly, the threshold level, while still providing an increase in the return on the notes if the final fund level is greater than or equal to the threshold level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount.

**No Interest or Dividend Payments or Voting Rights**

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-fund-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the fund stocks or shares of the fund would have.

**The Notes Are Subject to Currency Exchange Risk**

Because the prices of the fund stocks are converted into U.S. dollars for purposes of calculating the net asset value of the fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the fund stocks trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the fund stocks denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the level of the fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the issuing countries of those currencies and the United States and between each country and its major trading partners;

- political, civil or military unrest in the issuing countries of those currencies and the United States; and

- the extent of government surpluses or deficits in the issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the issuing countries of those currencies and the United States and other countries important to international trade and finance.

**The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies**

The fund stocks have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

**There Are Risks Associated With the Fund**

Although the fund's shares are listed for trading on NYSE Arca, Inc., which we refer to as NYSE Arca, and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the fund or that there will be liquidity in the trading market. The fund is subject to management risk, which is the risk that the investment strategies of the fund's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the fund, and consequently, the value of the notes.

### There Are Differences Between the Fund and the Underlying Index

The fund does not fully replicate the underlying index and may hold securities not included in the underlying index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the underlying index.  All of these factors may lead to a lack of correlation between the fund and the underlying index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the fund and the underlying index.  Finally, because the shares of the fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the fund may differ from the net asset value per share of the fund.  For all of the foregoing reasons, the performance of the fund may not correlate with the performance of the underlying index.

### The Notes Are Subject to Risks Associated with Emerging Markets

The equity securities underlying the fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the fund and the notes.

### Lack of Liquidity

The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

### The Anti-Dilution Protection for the fund Is Limited

The calculation agent will make adjustments to the share adjustment factor for certain events affecting the shares of the fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

### Many Economic and Market Factors Will Impact the Value of the Notes

In addition to the level of the fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

- the actual and expected volatility of the fund;

- the time to maturity of the notes;

- the dividend rates on the fund stocks;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory and judicial events;

- the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the fund stocks are traded and the correlation between those rates and the closing levels of the fund;

- the occurrence of certain events to the fund that may or may not require an adjustment to the share adjustment factor;and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors may influence the market value of your notes if you sell your notes prior to maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes. You cannot predict the future performance of the fund based on its historical performance.

### The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. The IRS might not accept, and a court might not uphold, the treatment of the notes described in "Key Terms—Tax treatment" in this pricing supplement and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the notice described above.

### Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

**THE FUND**

The iShares[®] MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted market capitalization index that is designed to measure equity market performance of global emerging markets.

iShares[®] MSCI Emerging Markets Index Fund

Stock Weighting by Country

as of January 2, 2013

| Country: | Percentage (%)* |
|---|---|
| China | 17.96% |
| South Korea | 15.24% |
| Brazil | 12.61% |
| Taiwan | 10.48% |
| South Africa | 7.67% |
| India | 6.61% |
| Russia | 5.97% |
| Mexico | 5.19% |
| Malaysia | 3.43% |
| Indonesia | 2.58% |
| Other | 12.26% |

* Percentages may not sum to 100% due to rounding.

iShares[®] MSCI Emerging Markets Index Fund

Stock Weighting by Sector

as of January 2, 2013

| | Percentage (%)* |
|---|---|
| Consumer Discretionary | 7.93% |
| Consumer Staples | 8.76% |
| Energy | 12.41% |
| Financials | 26.25% |
| Health Care | 1.23% |
| Industrials | 6.60% |
| Information Technology | 13.67% |
| Materials | 11.75% |
| Telecommunication Services | 7.64% |
| Utilities | 3.28% |
| Other | 0.47% |

* Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at http://us.iShares.com/product_info/fund/overview/EEM.htm. Information contained in iShares' website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of information contained on iShares' website.

The above information supplements the description of the fund found in the accompanying underlying supplement. For more details about the fund, see "Fund Descriptions — The iShares[®] MSCI Emerging Markets Index Fund" on page US-122 of the accompanying underlying supplement no. 1-I.

**Historical High, Low and Closing Levels of the Fund**

The closing level of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the fund during any period shown below is not an indication that the fund is more or less likely to increase or decrease at any time during the term of your notes.

**You should not take the historical levels of the fund as an indication of the future performance of the fund.** We cannot give you any assurance that the future performance of the fund or the fund stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the fund. The actual performance of the fund over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table on the following page shows the high, low and final closing levels of the fund for each of the four calendar quarters in 2008, 2009, 2010, 2011 and 2012 and the first calendar quarter of 2013 (through January 3, 2013). The associated graph shows the closing levels of the fund for each day in the same period. We obtained the closing levels listed in the table and graph on the following page from Bloomberg Financial Services, without independent verification.

**Quarterly High, Low and Closing Levels of the Fund**

|  | High | Low | Close |
|---|---|---|---|
| **2008** |  |  |  |
| Quarter ended March 31 | $50.37 | $42.17 | $44.79 |
| Quarter ended June 30 | $51.70 | $44.43 | $45.19 |
| Quarter ended September 30 | $44.43 | $31.33 | $34.53 |
| Quarter ended December 31 | $33.90 | $18.22 | $24.97 |
| **2009** |  |  |  |
| Quarter ended March 31 | $27.09 | $19.94 | $24.81 |
| Quarter ended June 30 | $34.64 | $25.65 | $32.23 |
| Quarter ended September 30 | $39.29 | $30.75 | $38.91 |
| Quarter ended December 31 | $42.07 | $37.56 | $41.50 |
| **2010** |  |  |  |
| Quarter ended March 31 | $43.22 | $36.83 | $42.12 |
| Quarter ended June 30 | $43.98 | $36.16 | $37.32 |
| Quarter ended September 30 | $44.77 | $37.59 | $44.77 |
| Quarter ended December 31 | $48.58 | $44.77 | $47.62 |
| **2011** |  |  |  |
| Quarter ended March 31 | $48.69 | $44.63 | $48.69 |
| Quarter ended June 30 | $50.21 | $45.50 | $47.60 |
| Quarter ended September 30 | $48.46 | $34.95 | $35.07 |
| Quarter ended December 31 | $42.80 | $34.36 | $37.94 |
| **2012** |  |  |  |
| Quarter ended March 31 | $44.76 | $38.23 | $42.94 |
| Quarter ended June 30 | $43.54 | $36.68 | $39.19 |
| Quarter ended September 30 | $42.37 | $37.42 | $41.32 |
| Quarter ended December 31 | $44.35 | $40.14 | $44.35 |
| **2013** |  |  |  |
| Quarter ending March 31 (through January 3, 2013) | $45.20 | $44.93 | $44.93 |



We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Prospectus dated November 14, 2011

$

# JPMorgan Chase & Co.

Capped Buffered Enhanced Participation Equity Notes due 2014
(Linked to the iShares® MSCI Emerging Markets Index Fund)

**Medium-Term Notes, Series E**